0-24018

P.E. 8/5/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 5, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 2100, 840 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3G2
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2002

Zi Corporation

By: Neil Frizzell

Name: ______________________

Title: Vice President, General Counsel

News release

ZI corporation

Intelligent Interface Solutions

Zi and JKC Sign Definitive Agreement for Magic Lantern Acquisition

Calgary, AB, New York, NY (August 5, 2002) - Zi Corporation (NASDAQ: ZICA) (TSE: ZIC), a leading provider of intelligent interface solutions, and JKC Group, Inc. ("JKC") (AMEX: JKC), a distributor and licensor, jointly announced today that they have entered into a definitive agreement for Zi's sale of the Magic Lantern group of companies (the "Lantern Group") to JKC. The proposed sale is subject to a number of conditions, including approval by the shareholders of JKC and regulatory clearances. All figures released by the parties on the terms of the transaction are expressed in U.S. dollars.

Under the agreement, Zi will receive a 45% equity interest in JKC and a three-year promissory note of JKC in the amount of $3,000,000. Both the stock and cash consideration are subject to adjustment based on the Lantern Group's performance for the first year after the sale. Zi may receive additional consideration of up to $2,930,000, payable in cash and stock, if the Lantern Group's consolidated revenues for that period exceed $12,222,500. The purchase price will also be subject to reduction if Lantern Group revenues for that period are less than $5,000,000. In that event, the shortfall, up to $1,000,000, will be offset against the principal amount of the JKC promissory note.

The JKC shareholder meeting for approval of the transaction is scheduled for September 16, 2002. JKC's 85% shareholder, Alpha Omega Group (AOG), has indicated its support of the transaction. AOG is an affiliate of the Lancer Group and its related funds, which together own 9.7% of Zi's stock. Richard Siskind, President and 5% owner of JKC, remarked, "the size and growth rate of the education market in North America is generally believed to rank second only to healthcare. The acquisition of the Lantern Group by JKC is an exciting opportunity for us."

Michael Lobsinger, Chairman and Chief Executive Officer of Zi added, "this is an important step towards our goal of monetizing our e-learning investments - and through the JKC transaction Zi shareholders will have an opportunity to participate in the growth potential of the e-learning space".

About Magic Lantern

Founded in 1975, Magic Lantern is one of Canada's leading distributors of educational and learning content in video and other electronic formats. The company has exclusive distribution rights to over 300 film producers representing over 14,000 titles, and its customers include 9,000 out of 12,000 English speaking schools in Canada. The Magic Lantern library includes content from Disney Educational, Annenberg / CPB and CTV Television. Tutorbuddy Inc., a subsidiary of Magic Lantern to be acquired as part of the JKC transaction, is an internet-enabled provider of content and related educational services on-demand to students, teachers and parents. Sonoptic Technologies Inc., a 75% owned subsidiary of Magic Lantern, provides high-quality, state-of-the-art digital video encoding services and has developed a proprietary videobase indexing software that allows users to easily and quickly aggregate, bookmark, re-sort and add their own comment boxes to pre-existing content.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText, connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any language. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, London, San Francisco and Stockholm. Its common stock is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

www.zicorp.com

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's and JKC Group's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's and JKC Group's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F and JKC Group's 10-K for the most recent calendar year that are filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation and JKC Group do not assume any obligation to update such forward-looking statements.

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For more information:

Investor Inquiries:
Dale Kearns
Zi Corporation
Chief Financial Officer
Phone: 403 233 8875

Investor Inquiries:
Richard Siskind
JKC Group, Inc.
President
Phone: 212 840 0880